July 22, 2009

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Mail Stop 3030

Re:	Illinois Tool Works Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Supplemental Correspondence filed June 22, 2009
File 001-04797

Dear Mr. Mumford:

Illinois Tool Works Inc. (“ITW”) hereby submits its response to your additional comment letter dated July 6, 2009 regarding ITW’s June 22, 2009 response letter to your comment letter dated June 10, 2009. The full text of each of your comments is set forth below followed by ITW’s response.

Proxy Statement on Schedule 14A filed March 25, 2009

Compensation Discussion and Analysis, page 19

Annual Cash Incentives, page 22

1.

We note your response to prior comment 1 that the O factor objectives and weightings and year-end adjustments are determined by collaborative discussions. However, your disclosure should also include a clear explanation of how these discussions result in the weightings and adjustments. If the CEO and compensation committee exercise complete discretion in determining weightings and adjustments, you should state that clearly. If they consider specified factors in determining the weightings and adjustments while engaged in collaborative discussions, you should describe those factors and how they are reflected in the final determination. Also include an expanded discussion on the role of executive officers in determining these incentives. Refer to Item 402(b)(2)(xv) of Regulation S-K. Please tell us how you intend to revise your disclosure to address this comment in future filings.

ITW Response:

In early 2008, each executive submitted in writing his own proposed O factor objectives, as well as weightings assigned to each objective for that year. The O factors represent the personal objectives element, as opposed to the income related element, of the annual cash incentive awards. Each named executive other than the CEO discussed his proposal with the CEO regarding his objectives and weightings, and after these discussions had the opportunity to revise his proposal. The CEO used his judgment of each executive’s role and responsibilities, as well as the strategic goals of the Company, to review and approve the objectives before recommending them to the Compensation Committee. The Compensation Committee discussed these recommendations with the CEO prior to final approval. The CEO discussed his proposed O factor objectives and weightings for 2008 with the Compensation Committee. The Compensation Committee used its judgment and understanding of the strategic goals of the Company to review and approve the objectives and weightings of the CEO.

The following is a description of the 2008 objectives and weightings as approved. Mr. Speer’s objectives focused on leadership development (40%), acquisitions and divestures (30%) and emerging market growth strategies (30%). Mr. Kropp’s objectives focused on leadership development (40%) and process improvements in specified departments (40%) and in specified reporting areas (20%). Mr. Hansen’s objectives focused on leadership development (34%), core revenue growth in specified businesses (33%) and emerging market growth initiatives (33%). Mr. Zentmyer’s objectives focused on succession planning (34%), organization development in specified businesses (34%) and acquisitions (33%). Mr. Flaum’s objectives focused on leadership development (30%), global organization development for specified businesses (40%) and base business and margin growth (30%).

The named executive’s role following the end of the year was to submit a written self-appraisal with his own assessment of the level of achievement reached in 2008, expressed as a percentage, for each of his objectives. The self-appraisals of the named executives other than the CEO were reviewed by the CEO, and the CEO had collaborative discussions with each of these executives. As a result of these discussions, the CEO used his judgment of each executive’s performance against his objectives to reach his assessment of the achievement levels prior to submitting them for final approval by the Compensation Committee. Any adjustments made by the CEO to the self-scored achievement levels were not material. The self-appraisal of the CEO for 2008 was reviewed by the Compensation Committee. The Compensation Committee had collaborative discussions with the CEO and used its judgment of the CEO’s performance against his objectives to reach its assessment of the achievement levels. The Compensation Committee made no adjustment to the CEO’s self-scored achievement levels prior to submitting them for final approval by the independent directors. There were no pre-determined factors that were considered by the CEO or the Compensation Committee during this process.

The weighting for each objective was multiplied by the relevant achievement level, and the amounts so calculated were totaled to reach the O factor achievement percentage. Historically, it has been unusual for an executive to achieve 100% of his objectives. Based on the Compensation Committee’s determination of the individual 2008 O factor objectives and actual achievements for Mr. Speer, and upon Mr. Speer’s recommendations for the other named executive officers, the following O factor achievement percentages were assigned: 88.8% for Mr. Speer; 97% for Mr. Kropp; 96.5% for Mr. Hansen; 100% for Mr. Zentmyer; and 85.5% for Mr. Flaum.

We intend to clarify our future disclosures to be in line with the above information.

Long-Term Incentives, page 25

2.

Your sample revised disclosure regarding the use of performance metrics is unclear. It appears based on your response to comment 2 that you use performance as a factor in two different ways with respect to one-third of your equity awards, namely the QRSU. The first is in determining whether QRSU equity awards will be forfeited based on 2009 income level at 80% of plan. The second use of performance is as one of the factors used to determine equity awards at the date of QRSU, other than those units issued under the BGIP. Also, it is unclear why you refer to performance goals in the plural when you appear to only be using corporate income as a performance goal and not revenue and income growth as your prior proxy disclosure indicated. Please clarify your sample disclosure accordingly or advise us otherwise.

ITW’s Response:

While performance metrics were used in the one-third portion of the overall equity award that consisted of QRSUs, they have not been considered as a factor in determining the overall amount of equity awards for the named executive officers, and we will clarify this in our future disclosure. We used the term performance goals or performance metrics in the plural in describing the new performance-based aspect of the overall long-term incentive program, which may use performance metrics such as revenue and income growth, but as we disclosed on page 27 of our proxy statement, the performance goal for the QRSUs granted in 2009 is based only on income performance. We will make it clear in our future disclosures of the performance portion of the overall plan that multiple performance metrics may be chosen for a particular year, but only corporate income for 2009 was used as a performance goal for the QRSUs granted in 2009.

3.

In setting the amount of equity to be given to your named executive officers, you state the factors you evaluate include in the determination of are the executive officer’s position, historical grants made to officers and peer group comparisons. Although you have disclosed that these are the factors you use - your disclosure must go beyond a listing of factors and explain how the actual awards reflect these factors. Expand your disclosure in future filings to clearly:

•	explain the relative weight of the factors considered in determining equity awards,
•	provide detailed disclosure regarding any peer group comparisons including the median amounts you reference, even if no specific target is set,
•	discuss how your equity awards compare to such median amounts,
•	disclose how equity awards reflect an executive’s performance,
•	provide appropriate analysis of individual awards where equity awards differ significantly among executives, and
•	state that you have not used performance metrics as a determination.

Please tell us how you intend to revise your disclosure to address this comment in future filings.

ITW’s Response:

The amount of the overall annual equity awards to the CEO are determined by the Compensation Committee in its discretion, subject to approval by the independent directors. Awards to the other named executives are recommended by the CEO to the Compensation Committee for approval and are subject to the discretion of the CEO in making the recommendations, as well as of the Compensation Committee in approving the awards. The key factors in determining the overall annual equity awards have been the executive’s position and seniority and the historical grants made to ITW executives in similar positions with similar seniority. In 2007 and 2008 the long-term incentive awards consisted of stock options; and the relative differences in award amounts among the named executive officers were generally a function of the executive’s position and seniority, level of experience and level of responsibility.

Because the Compensation Committee and the CEO in their discretion may consider such factors as they deem relevant in determining an executive’s award, other factors may cause the award in any given year to differ from historical amounts. For example, while peer group data is not directly used to set any particular element of compensation, the Compensation Committee believes that in order to attract, retain and motivate our named executives, total compensation levels for these executives should be considered against the median peer group level over the long term. The option award to the CEO increased from 400,000 in 2007 to 500,000 in 2008, and the option award to the CFO increased from 60,000 in 2007 to 70,000 in 2008, as part of the Compensation Committee’s consideration of the total compensation of our named executives as compared to the peer group median. The total compensation for these executives was found to be below the median, and the increase in the option awards brought their total compensation closer to the median levels. We refer you to the Grants of Plan-Based Awards tables on page 27 of our 2008 proxy statement and page 31 of our 2009 proxy statement.

We intend to clarify our future disclosures to be in line with the above information.

In connection with our responses above, we acknowledge that:

•	ITW is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	ITW may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In light of our pending S-4 registration statement and our need to consummate our exchange offer within the time frame set forth in our registration rights agreement, we respectfully request that if the staff has any further comments or questions regarding this response that you contact the undersigned (847-657-4206; jwooten@itw.com) or Janet Love (847-657-4076; jlove@itw.com) as soon as possible.

Very truly yours,

/s/ James H. Wooten, Jr.

James H. Wooten, Jr.

Senior Vice President, General Counsel & Corporate Secretary

Illinois Tool Works Inc.

3600 West Lake Avenue

Glenview, IL 60026